EXHIBIT 99.1

CERTIFICATE OF DESIGNATION, PREFERENCES, RIGHTS AND LIMITATIONS OF

SERIES G GOVERNING PREFERRED STOCK OF VISIUM (f/k/a NUSTATE ENERGY

HOLDINGS, INC.) (A Florida Corporation)

Pursuant to the authority granted to the Board of Directors by the Amended and Restated Articles of Incorporation and Fla. Stat. § 607.0602(1)–(3), the Board hereby designates and establishes the following series of Preferred Stock:

I. DESIGNATION, AMOUNT & DIVIDENDS

A.	Designation. The designation of this series of Preferred Stock shall be “Series G Governing Preferred Stock” (the “Series G Preferred Stock”), par value $0.001 per share.

B.	Number of Shares. The number of shares of Series G Preferred Stock authorized shall be 100 (One Hundred).

C.	Dividends. Holders of Series G Preferred Stock shall be entitled to dividends as and when declared by the Board, pari passu with Series AA Preferred Stock and senior to all other classes and series of capital stock, including Series A Preferred Stock.

II. LIQUIDATION RIGHTS In any liquidation, dissolution, or winding up of the Corporation (whether voluntary or involuntary), holders of Series G Preferred Stock shall receive, pari passu with Series AA Preferred Stock and senior to Series A and Series B Preferred Stock (and all other capital stock), the entire assets of the Corporation available for distribution before any distribution to holders of Series A Preferred Stock or Common Stock. Neither a merger, consolidation, nor sale of assets shall constitute a liquidation for this purpose.

III. CONVERSION Series G Preferred Stock is not convertible into Common Stock or any other class of capital stock.

IV. RANK All shares of Series G Preferred Stock shall rank: (i) pari passu with Series AA Preferred Stock; and (ii) senior to Series A Preferred Stock, Series B Preferred Stock, and all other classes and series of capital stock of the Corporation (including Common Stock) as to dividends, liquidation preference, redemption rights, and distribution of assets. This seniority is absolute and overrides any contrary provision in the Certificate of Designation of Series A Preferred Stock (Section II thereof) without amendment to that instrument.

V. VOTING RIGHTS Each share of Series G Preferred Stock shall have 100,000 votes on all matters submitted to shareholders. When aggregated with the voting power of Series AA Preferred Stock, the combined Series G / Series AA block shall constitute absolute majority voting control. No action affecting Series A or B Preferred Stock—including, without limitation, any conversion, redemption, waiver of Conversion Gates, lock-up/leak-out, dividend, amendment to its Certificate of Designation, or any corporate transaction—may be taken without the prior written majority affirmative consent of the Series G Preferred Stock then outstanding. Any such action taken without Series G prior written consent is void ab initio.

VI. PROTECTIVE PROVISIONS The affirmative vote or written consent of a majority of the Series G Preferred Stock then outstanding is required for the Corporation to: (a) authorize or issue any senior or parity securities; (b) amend, waive, or alter any term of Series A or B Preferred Stock or any holder right thereunder; (c) redeem, repurchase, or permit conversion of any Series A shares; or (d) approve any transaction that could directly or indirectly benefit Series A holders to the detriment of Series G.

VII. REDEMPTION / CALL RIGHTS The Corporation may redeem all or any portion of the Series G Preferred Stock, at its sole option, at a price equal to $0.25 per share plus any accrued and unpaid dividends, upon the closing of any Qualified Transaction of $10 million or more. Series A Preferred Stock shall have no redemption rights and may not be called or forced into redemption by the Corporation.

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VIII. MISCELLANEOUS

A.	Status of Unredeemed Stock. Unredeemed Pref A or B shares resume the status of authorized but issued Preferred Stock.

B.	Lost or Stolen Certificates. Standard replacement procedures apply.

C.	Waiver. Any provision may be waived only by unanimous written consent of the holders of Series G Preferred Stock.

D.	Notices. Delivered in accordance with Fla. Stat. § 607.0141.

E.	Governing Law. This Certificate shall be governed by Florida law (Fla. Stat. Ch. 607).

GAAP AND ASC 260-10-45 COMPLIANCE RECITAL The designation and issuance of Series G Preferred Stock is expressly structured to have no dilutive effect on the Corporation’s capitalization table. The “remote probability” analysis mandated by ASC 260-10-45-25 and ASC 260-10-45-48 (probability of conversion of Series A Preferred Stock must be “remote” to exclude from diluted EPS) it remains unchanged and fully intact.

Series G is issued at nominal value to insiders, pari passu with shares issued under Series AA, and produces zero incremental diluted-EPS impact. The fully-diluted impact of the existing 13,992,340 Series A shares remains unchanged. The fully-diluted impact of the existing 1,327,640 Series B shares remains unchanged. Immediate Form 8-K disclosure under Items 5.03 and 3.02, with updated Regulation S-K Item 701 footnote, will confirm zero restatement risk.

This Certificate of Designation is executed and filed pursuant to the Board resolutions adopted April 14, 2026, and shall become effective upon filing with the Florida Department of State.

IN WITNESS WHEREOF, the undersigned officer has executed this Certificate as of April 14, 2026.

VISIUM TECHNOLOGIES, INC.

By:	/s/ Mark Lucky
Name:	Mark Lucky
Title:	CEO, Director

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